Mail Stop 4561

June 20, 2008

Philippe Tartavull
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, AZ 85053
(602) 504-5000

> **Re:** **Hypercom Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-13521**
> **Hypercom Corporation response letter dated May 23, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2008**
> **File No. 001-13521**

Dear Mr. Tartavull:

We have reviewed the above-referenced filings and have the following comments. Please note that your Definitive Proxy Statement on Schedule 14A is subject to review because it was filed during the course of our review of your Form 10-K for the fiscal year ended December 31, 2007.

Our comments with respect to your Definitive Proxy Statement on Schedule 14A should be considered when preparing future filings regarding Item 402 of Regulation S-K. If you disagree with any of our comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 11

1.   Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. We note that your disclosure

suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive, page 14

2.   On page 12 you indicate that once a budget is established, based in part on the CEO's percentage increase recommendations, base compensation may be adjusted at the CEO's discretion within the budget. You also indicate that your CEO assists your Compensation Committee in establishing an annual bonus pool based upon your corporate performance and once such bonus pool is established by your Committee and approved by your Board, your CEO allocates annual cash bonus awards consistent with performance ratings, Compensation Bands and our Compensation Philosophy. With respect to cash bonuses during a fiscal year, please address how the CEO and your Committee determined the specific awards based upon the achievement or non-achievement of performance ratings. We would expect to see a more focused quantitative discussion of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. To facilitate an understanding of the compensation earned, you should consider disclosing for the fiscal year (1) the aggregate dollar amount of the plan funding bonus pool, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

2007 Stock Option Grants, page 16

3.   You indicate that in Fiscal 2007 you continued to utilize stock options for executive officers and that to ensure that grants are linked to potential for long-term contribution, you make your annual grants of options to executives following performance assessments to ensure appropriateness of each award consistent with expectations for future performance. You list individual performance, retention risk, Compensation Bands and other special factors as factors considered in determining the number of options granted. Please tell us what consideration you gave to Item 402(b)(2)(v) of Regulation S-K in determining whether to disclose more specifically the items of performance considered.

Potential Payments upon Termination or Change of Control, page 31

4.   Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraph (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

* * * * * * *

Please address questions to Michael Johnson at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director